EXHIBIT 8.1






                                November 4, 2002


Central Bank of Tampa
2307 West Kennedy Blvd.
Tampa, Florida 33609


     RE: Tax Consequences of Acquisition of Central Bank of Tampa by The South Financial Group, Inc.

Ladies and Gentlemen:

         You have requested our opinion as to the federal income tax consequences of the proposed acquisition of Central Bank of Tampa ("Central Bank"), a state banking corporation headquartered in Tampa, Florida, by The South Financial Group, Inc. ("TSFG"), a South Carolina-chartered financial holding company headquartered in Greenville, South Carolina, such acquisition being effected pursuant to the terms and provisions of that certain Agreement and Plan of Merger (the "Merger Agreement"), dated October 2, 2002, entered into by TSFG, Central Bank and Mercantile Bank, TSFG's wholly-owned banking subsidiary ("Mercantile").

         This opinion is delivered to you pursuant to section 8.2(d) of the Merger Agreement. Capitalized terms used herein which are defined in the Merger Agreement have the same meaning as in the Merger Agreement.

         The Merger Agreement provides that at the Effective Time, Central Bank shall be merged with and into Mercantile. The Merger will be consummated in accordance with the federal regulations applicable to banking institutions. In the Merger, all outstanding shares of Central Bank stock will be converted into and exchanged for TSFG common stock according to the Exchange Ratio in the Merger Agreement, except that cash will be paid in lieu of any fractional shares which result. Consummation of the Merger is subject to certain conditions set forth in the Merger Agreement.

         We are special tax counsel to TSFG. As to matters of fact material to this opinion, we have made the following factual assumptions in rendering the opinion hereinafter set forth:

         (a) That the Merger will be consummated in strict compliance with the terms and conditions described in the Merger Agreement;

         (b) That all representations and warranties contained in the Merger Agreement are true and will be true as of the Effective Time and that each party to the Merger Agreement will perform all obligations, duties or other responsibilities agreed upon by such party therein;

         (c) That shareholders of Central Bank collectively will exchange, for TSFG common stock, an amount of Central Bank stock which possesses 100% of the total combined voting power of all classes of Central Bank stock and which is 100% of the total number of shares of all classes of Central Bank stock; and that such shareholders will have no plan or intention to sell or dispose of the TSFG common stock received in the Merger and will not exercise dissenters' rights with respect to their Central Bank shares;

         (d) That TSFG will hold after the Merger all of the properties and assets held by it immediately prior to the Merger, and that no material properties or assets of Central Bank were transferred or otherwise disposed of prior to the Merger other than in the ordinary course of business;


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         (e) That all of the shares of TSFG common stock to be received by shareholders/employees of Central Bank will be received solely in exchange for Central Bank common stock not acquired pursuant to the exercise of an employee stock option or otherwise as compensation.

         (f) Neither TSFG nor any of its subsidiaries own any shares of Central Bank.

         Based upon the foregoing, we are of the opinion that:

         (1) The Merger will constitute a tax-free reorganization under Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended.

         (2) No gain or loss will be recognized by TSFG or Central Bank in the Merger.

         (3) No gain or loss for federal income tax purposes will be recognized by the shareholders of Central Bank upon the exchange of their Central Bank common stock for TSFG common stock (disregarding any cash received for whole or fractional share interests or otherwise).

         (4) When cash is received by a Central Bank shareholder in lieu of fractional shares, such cash will be treated for federal income tax purposes as having been received by such shareholder in redemption of such fractional share and therefore taxable to the extent that such distribution exceeds the shareholder's basis in such fractional share.

         (5) The tax basis of the TSFG common stock so received by a Central Bank shareholder in connection with the Merger who exchanged his Central Bank common stock for TSFG common stock will be the same as the basis in the Central Bank common stock surrendered in exchange for such TSFG common stock as set forth above.

         (6) The holding period of the TSFG common stock received by a Central Bank shareholder will include the holding period of the shares of Central Bank surrendered therefor provided that the Central Bank shares are capital assets in the hands of the shareholder at the time of the Merger.

         We express no opinion other than that expressly stated immediately above. This opinion is based on the current state of federal tax law as evidenced by applicable statutes, regulations, rulings and judicial decisions. Any of these statutes, regulations, rulings and judicial decisions can change at any time on a prospective or retroactive basis, in which event some or all of the previous opinions may become inapplicable.

         This opinion does not cover all tax consequences that may be relevant to Central Bank shareholders subject to special federal income tax treatment (such as insurance companies, dealers in securities, certain retirement plans, financial institutions, tax exempt organizations or foreign persons), nor does it cover state or local tax consequences.

         We consent to the use of this opinion as an exhibit to the Registration Statement on Form S-4 (the "Registration Statement") filed by TSFG on or about November 4, 2002, pursuant to the Securities Act of 1933, as amended, and consent to being named in the Registration Statement under the heading "LEGAL MATTERS."

         The opinion expressed above is solely for the benefit of TSFG and Central Bank and may not be relied on in any manner for any other purpose by any other person.

                                    Very truly yours,


                                    /s/ Wyche, Burgess, Freeman & Parham, P.A.
                                    Wyche, Burgess, Freeman & Parham, P.A.